SEC
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FEB 29 2016
Washington DC
416



16014004

ION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 44258

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/15 (MM/DD/YY) AND ENDING 12/31/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: FMG Distributors, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

47 Water Street
(No. and Street)

Norwalk	CT	06854
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

James Kaiser 203-363-8279
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Tuttle, Nathan Talmadge
(Name – *if individual, state last, first, middle name*)

1800 Rivercrest, Ste. 720	Sugar Land, TX		77478
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, James G. Kaiser, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of FMG Distributors, Inc., as of December 31, 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

LUCILLE R. BENVENUTO
NOTARY PUBLIC
MY COMMISSION EXPIRES 11/30/16

Signature

President
Title

Notary Public

2/26/16

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FMG DISTRIBUTORS, INC.

FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2015

FMG DISTRIBUTORS, INC.
FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2015

CONTENTS

Nathan T. Tuttle, CPA

1800 Rivercrest, Suite 720
Sugar Land, Texas 77478

Phone: (713) 256-1084
Fax: (832) 426-5786

INDEPENDENT AUDITOR'S REPORT

February 23, 2016

To the Board of Directors of
FMG Distributors, Inc.
Norwalk, CT 06854

Report on the Consolidated Financial Statements

I have audited the accompanying consolidated financial statements of FMG Distributors, Inc. (the "Company) which comprise the consolidated statements of financial condition as of December 31, 2015, and the related consolidated statements of operations and other comprehensive income, changes in stockholders' equity and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities and Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

My responsibility is to express an opinion on these financial statements based on the audit. I conducted the audit in accordance with auditing standards of the Public Company Accounting Oversight Board (United States. Those standards require that we plan and perform the audit to obtain reasonable assurance that the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, I express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

I believe that the audit evidence I have obtained is sufficient and appropriate to provide a basis for the audit opinion.

Opinion

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of FMG Distributors, Inc. as of December 31, 2015, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Report on Supplementary Information

The audit were conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary contained in supplemental schedules required by Rule 17a-5 under the Securities Exchange Act of 1934 is presented for the purpose of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards accordance with auditing standards of the Public Company Accounting Oversight Board (United States). In my opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.



Houston, TX
February 23, 2016

Nathan T Tuttle, CPA

FMG DISTRIBUTORS, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2015

ASSETS	
Current Assets:	
Cash	$ 9,208
Flex Funding Account (FINRA)	85
Total Current Assets	9,293
TOTAL ASSETS	$ 9,293
LIABILITIES AND STOCKHOLDER'S EQUITY	
Current Liabilities:	
Accrued expenses	$ 2,750
Accrued franchise tax payable	250
Total Current Liabilities	3,000
Stockholder's Equity:	
Common stock, no par value, 1,000 shares authorized, 10 shares issued and outstanding	8,000
Additional paid-in capital	19,240
Accumulated loss	(20,947)
Total Stockholder's Equity	6,293
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 9,293

See notes to financial statements

FMG DISTRIBUTORS, INC.
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2015

Revenues:		
Commissions	$	404
Interest income		13
Total Revenues		417
Expenses:		
Marketing		290
Professional fees		4,300
State taxes		250
Regulatory fees		316
Total Expenses		5,156
Net loss	$	(4,739)

See notes to financial statements

FMG DISTRIBUTORS, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2015

	Common Stock	Additional Paid-in Capital	Accumulated Loss	Total
Stockholder's equity, beginning of year	$ 8,000	$ 15,690	$ (16,208)	$ 7,482
Contributed capital	-	3,550	-	3,550
Net loss	-	-	(4,739)	(4,739)
Dividend	-	-	-	-
Stockholder's equity, end of year	$ 8,000	$ 19,240	$ (20,947)	$ 6,293

See notes to financial statements

FMG DISTRIBUTORS, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2015

Cash Flows From Operating Activities:	
Net loss	$ (4,739)
Increase in current assets	1,316
Increase in payables	750
Net Cash Used By Operating Activities	(2,673)
Cash Flows From Financing Activities:	
Capital contribution	3,550
Net Cash Provided By Financing Activities	3,550
Net Increase In Cash	877
Cash - Beginning of year	8,331
Cash - End of year	$ 9,208

Supplemental disclosure of cash flow information:
Cash paid during the year for:
Income taxes $ -

See notes to financial statements

NOTE 1 - NATURE OF OPERATIONS

FMG Distributors, Inc. (the "Company") is a registered broker/dealer engaged in selling mutual funds and variable annuities to other broker/dealers.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the significant accounting policies applied in the preparation of the accompanying financial statements is as follows:

Accounts Receivable

Accounts receivable are shown net of a reserve for bad debts.

Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Subsequent Events

The Company has evaluated subsequent events through February 22, 2016, the date the financial statements were available to be issued. No events have occurred subsequent to the balance sheet date through February 22, 2016 that would require adjustment or disclosure in the financial statements.

NOTE 3 - CAPITAL REQUIREMENTS

The Company is subject to the Uniform Net Capital Rule (Rule 15c3-1) under the Securities Exchange Act of 1934, which requires that aggregate indebtedness (as defined) shall not exceed fifteen times net capital (as defined).

The following is a summary of the Company's net capital position at December 31, 2015.

Net capital	$6,208
Excess of net capital over requirements	$1,208
Aggregate indebtedness to net capital	.48x-1.00

FMG DISTRIBUTORS, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
DECEMBER 31, 2015

Stockholder's equity	$ 6,293
Deductions	(85)
Net capital	6,208
Minimum net capital required	5,000
Excess of Net Capital Over Minimum Requirements	$ 1,208
Aggregate Indebtedness	$ 3,000

RECONCILIATION WITH COMPANY'S COMPUTATION (included in Part IIA of Form X-17A-5 as of December 31, 2015):

Net Capital, as reported in Company's Part IIA (unaudited) Focus Report	$ 6,543
State franchise tax accrual	(250)
Deduction of Flex-funding balance as non-allowable asset	(85)
Net Capital Per Above	$ 6,208

See notes to financial statements

FMG DISTRIBUTORS, INC.
SEC RULE 15c3-3 EXEMPTION REPORT
DECEMBER 31, 2015

FMG Distributors, Inc. has claimed an exemption from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(2)(i) and has met the conditions of this exemption provision, without exception, throughout the year ended December 31, 2015.



FMG Distributors, Inc.

I, James G. Kaiser, swear (or affirm) that, to the best of my knowledge and belief, this Exemption Report is true and correct.

Nathan T. Tuttle, CPA

1800 Rivercrest, Suite 720
Sugar Land, Texas 77478

Phone: (713) 256-1084
Fax: (832) 426-5786

EXEMPTION REVIEW REPORT

February 23, 2016

James Kaiser
FMG Distributors, Inc.
47 Water Street
Norwalk, CT 06854

Dear James Kaiser:

We have reviewed management's statements, included in the accompanying Representation Letter of Exemptions, in which FMG Distributors, Inc. identified the following provisions of 17 C.F.R. § 15c3-3 under which FMG Distributors, Inc. claimed an exemption from 17 C.F.R. § 240.15c3-3. FMG Distributors, Inc. stated that it has met the identified exemption provisions throughout the most recent fiscal year without exception. FMG Distributors, Inc.'s management is responsible for compliance with the exemption provisions and its statements. Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about FMG Distributors, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion. Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in Rule 15c3-3 under the Securities Exchange Act of 1934.



Houston, Texas
February 23, 2016